SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	000-26529
CUSIP NUMBER

|X|   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |  |   Form 10-Q   |  |   Form NSAR   |  |  Form N-CSR

For the period ended: December 31, 2006

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Audible, Inc. 1 Washington Park, 16th Floor Newark, NJ 07102

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

Audible, Inc. (the "Company") will be unable to file its annual report on Form 10-K for the year ended December 31, 2006 within the prescribed time period without unreasonable effort or expense because the Company requires additional time to complete the testing and evaluation of the effectiveness of the Company's internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act and additional time to complete the preparation of its 2006 consolidated financial statements. During 2006 and through the date of the filing of this Notice, management has spent considerable time and resources analyzing, documenting and testing its system of internal control over financial reporting and preparing its 2006 consolidated financial statements; however, the assessment of internal control over financial reporting as of December 31, 2006 and the preparation of the Company's 2006 consolidated financial statements has not yet been completed by management. However, to date, management has identified material weaknesses involving inadequate financial information and communication, ineffective review of account analyses and ineffective risk assessment. Because of these material weaknesses, management has concluded the Company's internal control over financial reporting was not effective as of December 31, 2006. As a result, the Company expects that when it issues its Annual Report on Form 10-K, the Company's independent registered public accounting firm will issue an adverse opinion on the effectiveness of internal control over financial reporting. Management may identify additional material weaknesses in the Company's internal control over financial reporting as management continues its assessment. Additionally the Company has identified and is currently evaluating a foreign tax liability of approximately $700,000, and working on a determination as to the impact on the period July 1, 2003 through December 31, 2006.  The Company estimates that the impact on the 2006 results will be approximately $225,000. The Company believes that the tax issue will have an immaterial impact on future operations and expects that the impact of this issue will be significantly reduced in 2007 and will be eliminated in 2008.

The Company is working diligently to finalize and file its annual report on Form 10-K as soon as practicable, and in any event prior to the 15-day extension period afforded by SEC Rule 12b-25 which would expire on April 2, 2007.

Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

William H. Mitchell	973	820-0400

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|  |   Yes   |X|   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Audible, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 19, 2007	By:	/s/ Donald R. Katz Donald R. Katz Chairman and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).